

UNITED STATES
SECURITIES ND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

October 27, 2010

Carl D. Lundblad
General Counsel
Tower Bancorp, Inc.
112 Market Street
Harrisburg, PA 17101

> **Re: Tower Bancorp, Inc.**
> **Form 10-K**
> **Filed March 16, 2010**
> **File No. 001- 34277**

Dear Mr. Lundblad:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

Michael Clampitt